UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                            REPORT OF FOREIGN ISSUER

                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                 August 10, 2009


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                                NOVO NORDISK A/S
             (Exact name of Registrant as specified in its charter)


                                    NOVO ALLE
                               DK-2880, BAGSVAERD
                                     DENMARK
                    (Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                       Form 20-F [X]     Form 40-F [ ]


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

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TRANSACTION IN OWN SHARES

NOVO NORDISK A/S - SHARE REPURCHASE PROGRAMME

As part of the execution of Novo Nordisk A /S' overall DKK 19.0 billion share repurchase programme for 2006-2009, a share repurchase programme has been initiated in accordance with the provisions of the European Commission's regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules.

For that purpose Novo Nordisk A/S has appointed J. P. Morgan Securities Ltd. as lead manager to independently and without influence from Novo Nordisk execute the programme. The purpose of the programme is reduction of the company's share capital. Under the agreement, J. P. Morgan Securities Ltd. will repurchase shares on behalf of Novo Nordisk A/S for an amount of up to DKK 2.4 billion during the trading period starting 10 August 2009 and ending on 18 December 2009. A maximum of 151,599 shares can be bought during one single trading day, equal to 15% of the average daily trading volume of Novo Nordisk B shares on NASDAQ OMX Copenhagen during the month of July 2009, and a maximum of 14,401,905 shares in total can be bought during the trading period. At least once every seven trading days, Novo Nordisk will issue an announcement in respect of the transactions made under the repurchase programme.

Novo Nordisk is a healthcare company and a world leader in diabetes care. In addition, Novo Nordisk has a leading position within areas such as haemostasis management, growth hormone therapy and hormone replacement therapy. Novo Nordisk manufactures and markets pharmaceutical products and services that make a significant difference to patients, the medical profession and society. With headquarters in Denmark, Novo Nordisk employs more than 27,900 employees in 81 countries, and markets its products in 179 countries. Novo Nordisk's B shares are listed on the stock exchanges in Copenhagen and London. Its ADRs are listed on the New York Stock Exchange under the symbol 'NVO'. For more information, visit novonordisk.com.


Further information:
Media:                       Investors:

Outside North America:       Outside North America:
Elin K Hansen                Mads Veggerby Lausten
Tel: (+45) 4442 3450         Tel: (+45) 4443 7919
ekh@novonordisk.com          mlau@novonordisk.com
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                             Kasper Roseeuw Poulsen
                             Tel: (+45) 4442 4471
                             krop@novonordisk.com
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In North America:            In North America:
Sean Clements                Hans Rommer
Tel: (+1) 609 514 8316       Tel: (+1) 609 919 7937
secl@novonordisk.com         hrmm@novonordisk.com
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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: August 10, 2009                          NOVO NORDISK A/S
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                                            Lars Rebien Sorensen,
                                     President and Chief Executive Officer